Exhibit 12.1
INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
(Dollars in Millions, Except Ratios)	Dec 27, 2014	Dec 28, 2013	Dec 29, 2012	Dec 31, 2011	Dec 25, 2010
Earnings[1]	$16,031	$12,814	$15,057	$18,068	$16,221
Adjustments:
Add - Fixed charges	499	529	362	226	181
Subtract - Capitalized interest	(276)	(246)	(240)	(150)	(134)
Earnings and fixed charges (net of capitalized interest)	16,254	13,097	15,179	18,144	16,268

Fixed charges:
Interest[2]	192	244	90	41	—
Capitalized interest	276	246	240	150	134
Estimated interest component of rental expense	31	39	32	35	47
Total	$499	$529	$362	$226	$181

Ratio of earnings before taxes and fixed charges, to fixed charges	33x	25x	42x	80x	90x
1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated statements of income is not included.